EXHIBIT 99.1

Banro Corporation

PRESS RELEASE

Job Creation and Community Development
Highlight Banro’s 2013 Sustainability Report

Toronto, Canada – April 24, 2013 - Banro Corporation ("Banro" or the "Company") (NYSE MKT - "BAA"; TSX - "BAA") is pleased to announce that it has released its 2013 Sustainability Report, “Investing in Capacity Building Jobs and Community Development.”  The report focuses on the Company’s contributions to regional economic development in the eastern Democratic Republic of the Congo (the “DRC”), while addressing a spectrum of mining-related issues, including community relations, environmental management, workplace practices, artisanal mining, human rights and conflict gold.

Among the Report’s highlights are the following:

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Since November 2004, Banro has invested US$492 million in South Kivu and Maniema provinces, creating jobs and business opportunities for tens of thousands of local people, generating taxes, adding new public facilities and infrastructure and more.

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Banro employs over 1,000 Congolese in technical, professional, management or supervisory jobs that build real capacity; another 3,000 Congolese are employed through contractors. This direct employment generates an additional 20,000 + jobs indirectly in the larger economy with a multiplier effect that helps to support around 200,000 local people.

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Through its operations and affiliated charity, the Banro Foundation, the Company is making a substantial contribution to social infrastructure, including the upgrading and construction of over 500 kilometres of roads, plus new schools, housing, health care facilities, potable water systems and more.

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Education is the top priority for the Banro Foundation, which has constructed 10 new schools and rehabilitated two more schools, serving a total of 4,000 students in South Kivu and Maniema provinces. All 12 schools have also been outfitted with desks and furniture. This has been complemented by initiatives to increase school enrollment by girls, retain teachers, rescue and educate former child artisanal miners, and introduce community literacy programs.

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Banro sources almost all materials and services within Africa, with a rapidly growing share of purchases being made in the DRC. In 2012, the Company spent $117 million on goods, services and wages in the DRC. An additional $135 million worth of goods and services was sourced in the rest of Africa. In buying locally, Banro is not only contributing to the growth of the local economy, but also challenging business people to meet new and improved standards in ways that will benefit the entire business sector.

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Banro is building the industrial skills base of Congolese through vocational training and skills development in the workplace; strengthening of university faculties in relevant disciplines; and scholarships for high potential students. The Company has also introduced world class standards of occupational health and safety in all its operations.

The 2013 Sustainability Report can be viewed in English or French versions on the Banro website at www.banro.com.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza oxide mine and development of three additional major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo (the "DRC"). Led by a proven management team with extensive gold and African experience, Banro's plans include the construction of its second gold mine at Namoya, at the south end of this gold belt, as well as the development of two other projects, Lugushwa and Kamituga, in the central portion of the belt. The initial focus of the Company is on oxides, which have a low capital intensity to develop but also attract a lower technical and financial risk to the Company as the Company develops this prospective gold belt. All business activities are followed in a socially and environmentally responsible manner.
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For further information, please visit our website at www.banro.com, or contact: Martin Jones, Banro Foundation, Toronto, Ontario, Tel: (416) 366-2221 extension 3213.